AmpliTech Group, Inc.

620 Johnson Avenue

Bohemia, NY 11716

(631) 521-7831

April 12, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:

Re:	AmpliTech Group, Inc.
Registration Statement on Form S-3 Filed April 1, 2021 File No. 333-254969

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, AmpliTech Group, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 PM Eastern Time, April 14, 2021, or as soon as practicable thereafter.

Very truly yours, AmpliTech Group, Inc.

By:	/s/ Fawad Maqbool
Fawad Maqbool Chief Executive Officer